

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2022

Pam Haley
Chief Financial Officer
Arcadia Biosciences, Inc.
202 Cousteau Place, Suite 105
Davis, CA 95618

   Re: Arcadia Biosciences, Inc.
     Registration Statement on Form S-1
     Filed January 28, 2022
     File No. 333-262407

Dear Ms. Haley:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Tim Buchmiller at (202) 551-3635 with any questions.

              Sincerely,

              Division of Corporation Finance
              Office of Life Sciences

cc: Jeffrey Pietsch, Esq.